EXHIBIT 99.2

RADA Electronic Industries Announces Filing of 2014 Annual Report

NETANYA, Israel, April 29, 2015 -- RADA Electronic Industries Ltd. (Nasdaq: RADA), today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, CFO
+972-9-892-1111
Shiri.Lazarovich@rada.com